Exhibit 99.1

       (1)  On June 12, 2009, the Reporting Person distributed 4,250,000 Ordinary Shares owned by it to certain of its shareholders in exchange for 283.163 shares of the Reporting Person's issued and outstanding ordinary shares
(the "Additional IAT Repurchase Transaction").  None of the shareholders of the Reporting Person paid any cash consideration for the Ordinary Shares received in connection with the distribution.  The following chart indicates the amount of the issued and outstanding ordinary shares of the Reporting Person repurchased from and the amount of
Ordinary Shares distributed to each shareholder of the Reporting Person in connection with the Additional IAT
Repurchase Transaction:

Name   IAT Shares Repurchased  Ordinary Shares Distributed
Maher Abu-Ghazaleh  141.184    2,105,050
Amir Abu-Ghazaleh  141.979    2,144,950

       As a result of the Additional IAT Repurchase Transaction, the Reporting Person does not, directly or indirectly, own any Ordinary Shares.